UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                  (Check one): |_| Form 10-K |X| Form 20-F |_| Form 10-Q |_| Form N-SAR |_| Form N-CSR

                  For Period Ended:  December 31, 2002

                  |_|   Transition Report on Form 10-K
                  |_|   Transition Report on Form 20-F
                  |_|   Transition Report on Form 11-K
                  |_|   Transition Report on Form 10-Q
                  |_|   Transition Report on Form N-SAR

                  For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant Banco Totta & Acores, S.A.

Former Name if Applicable

Address of Principal Executive Office (Street and Number) Rua Aurea 88

City, State and Zip Code Lisbon, Portugal

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N- SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q, or portion thereof

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            will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The required shareholder approval of the Bank's financial statements only just occurred at the General Assembly of Shareholders that was held at the end of last month, May 2003, with the required publication of the annual accounts in the Stock Exchange bulletin not yet having occurred. These delays coupled with the new rules and reporting requirements emanating from enactment of the Sarbanes-Oxley Act of 2002 and the further inability and unavailability of all of the members of the Board to review prior to June 30, 2003 the final Form 20-F report, has made it impossible to prepare and to file the subject report by June 30, 2003 without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

(Name) Richard L. Russell (Area Code) 212 (Telephone Number) 415-9242

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |_| No |X|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Banco Totta & Acores, S.A.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


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Date: June 23, 2003                       By /S/ Rosario Bettencourt
                                             ------------------------
                                             Name:  Rosario Bettencourt
                                             Title: Deputy General Manager


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